HI-GREAT GROUP HOLDING CO.	621 S. Virgil Avenue #470 Los Angeles, CA 90005

June 18, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eric McPhee
Wilson Lee

Re:	Hi-Great Group Holding Co
Offering Statement on Form 1-A
Filed May 14, 2020
File No. 024-11216

Dear Sir or Madam:

Hi-Great Group Holding Co. (the “Company”) is filing an amendment (the “Amendment”) to the Offering Statement on Form 1-A (the “Offering Statement”) in response to your recent review letter addressed to Alex Jun Ho Yang, Chief Executive Officer of the Company, dated June 10, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Offering Statement on Form 1-A filed May 14, 2020

General

1. Please revise your offering statement to address the following issues:

● We note in the Offering section your disclosure is presented in question and answer format on page 17. Neither the Offering Circular format described in Form 1-A nor the information required by Part I of Form S-1 requires the noted information. Please revise to delete the questions and answers note on page 17.

We have removed the questions and answers note from page 17.

● We note you indicate, on page 2 in The Company section, that on April 16, 2020 Esther Yang sold 39,163,000 shares to Jun Ho Yang and Ho Soon Yan. We also note that, on page 26 in Our Business section, you indicate that on April 16, 2020 Esther Yang sold 32,500,000 shares to Jun Ho Yang and 32,501,000 shares to Ho Soon Yang. Please revise reconcile the number of shares sold by Esther Yang to Jun Ho Yang and Ho Soon Yang.

We have reconciled the number of shares sold by Esther Yang to reflect 65,001,000 shares.

● Please revise your executive officer discussion to indicate the start and end dates, month and year, for the positions held by your executive officers within the last five years. Also indicate the principal business conducted for each entity.

We have included the dates, positions, and principal business conducted for each officer and each entity.

● We note your beneficial ownership table, on page 33, indicates that three executive officers and directors hold 57,098,250 shares reflecting 57.09% of the outstanding shares. We also note that the shares held by Jun Ho Yang, Ho Soon Yang and Madeline Choi total 40,163,000 shares reflecting 40.163% of the outstanding shares. Please revise the beneficial ownership table or clarify your disclosure.

We have revised the beneficial ownership table to reflect the correct number of shares by the executive officers and the related percentages.

● Please revise your plan of distribution, on page 36, to describe the specific activities that your officers and directors will engage in in the offer and sell the securities on your behalf. Also revise this section to remove your reference to “registration statement” and “registering and maintaining the registration” of the selling shareholder shares.

We have revised the plan to distribution to describe how the officers and directors will offer and sell the securities in the Offering Statement. We have also removed the references to “registration statement” and “registering and maintaining the registration.”

● Please provide, in the Signature section, the signatures required by Form 1-A. In this regard, please ensure that the offering statement is signed by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body. Refer to Instruction 1 to the Instructions to Signatures on Form 1-A.

We have updated the Signature page to have the proper officers and directors signing the Offering Statement.

Determination of Offering Price, page 19

2. We note the disclosure that the selling shareholder may sell shares "at market prices prevailing at the time of sale." Please revise to clarify that the selling shareholder will sell their shares pursuant to your Regulation A offering at a fixed price. At the market offerings are not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.

We have revised to clarify that the selling shareholder will sell at a fixed price.

The Selling Shareholder, page 20

3. We note that your cover page indicates that there are 4,999,999 shares being offered for resale. Your selling shareholder table indicates that there are 4,999,000 being offered for resale by Esther Yang. Please revise to identify the additional selling shareholders in the selling shareholder table. Also revise your table to indicate the total number of securities being offered for the account of all selling shareholders and describe what percent of the pre-offering outstanding securities the offering represents. We also note your Dilution section, on page 21, indicates that your dilution calculation includes the 4,999,999 shares being offered for resale which are already outstanding. Please revise the Dilution section, as the calculation should only include the 25,000,000 shares of common stock being issued by the company.

We have revised throughout the Offering Statement to reflect that Esther Yang holds and is selling 4,999,000 shares. We have also edited the Dilution section to reflect that only 25,000,000 new shares will be issued and outstanding if the maximum offering is sold by the Company. The calculations of dilution had already only considered 25,000,000 new shares. The introduction to that Section has been amended accordingly.

Plan of Operation, page 24

4. Please revise this section to include your plan of operations for the 12 months following the commencement of your offering. Refer to Item 9(c) on Form 1-A. Also revise your Liquidity section to address whether the company has any external sources of liquidity.

We have included our plan of operations for the next 12 months and revised the Liquidity section to address our external sources of liquidity.

Our Business, page 26

5. Please revise your disclosure to clearly describe the business intended to be done by the company specifically addressing the principal products and services of the company along with the principal markets for, and methods of distribution of, such products and services. Describe the material terms of the license rights in detail. Also revise to address the governmental regulations applicable to the company’s proposed businesses.

We have expanded the Business section to clearly describe the business intended to be done by the Company. We have also included the material terms of the license rights in detail.

Transactions with Related Persons, page 32

6. We note the two related party transactions in this section. Please revise to state the amount the related person's interest. For example, we note that the exclusive license agreement has a monthly royalty payment and the land/ground lease agreement has an annual rental fee. In this regard, please also revise your business disclosure starting on page 25 to disclose the material terms of the exclusive license and land/ground lease agreements. Refer to Item 13(a) and Item 7(a)(2) on Form 1-A. Additionally, please revise the disclosure to address the related party transactions regarding the promissory notes on March 2019 and December 2019 along with the other related party transactions and advances from related parties.

Exhibits

7. We note that Section 8.9 of your bylaws, Exhibit 2C, includes transfer restrictions and requires a stockholder to receive approval from the Board of Directors prior to any transfer. Please add a risk factor that addresses these transfer restrictions and revise your Summary section along with description of securities on page 34 to include a discussion about this provision. Additionally, we note that your Legality Opinion, Exhibit 12A, should be revised to consent to McMurdo Law Group, LLC being named in the offering statement.

We have amended and restated our bylaws to, among other things, remove the transfer restrictions. We have included them as a new Exhibit 2C. We have also included a new Exhibit 12A, which reflects the correct number of shares being sold by Esther Yang and consents to being named in the Offering Statement.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Alex Jun Ho Yang
Alex Jun Ho Yang

4